UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Heron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427746102
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,332,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,332,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,332,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person PN

CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,332,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,332,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,332,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person OO

CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 429,911
	8.	Shared Voting Power 8,332,907
	9.	Sole Dispositive Power 429,911
	10.	Shared Dispositive Power 8,332,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,762,818
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 17 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012, July 30, 2012, May 9, 2013, November 22, 2013, June 27, 2014, June 12, 2015, April 14, 2016 and August 10, 2016 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Heron Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent herein after expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

 Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Tang Capital Partners, LP received $71,139 and $72,205 principal amount of senior secured convertible notes due 2021 (the “Notes”) on October 1, 2016 and January 1, 2017, respectively, as interest in-kind on the existing Notes held by Tang Capital Partners, LP.

On December 21, 2016, the Issuer granted to Kevin C. Tang stock options to purchase an aggregate of 17,000 shares of Common Stock at an exercise price of $13.00 per share. The stock options were granted in connection with Mr. Tang’s service on the Issuer’s Board of Directors and will vest monthly over a one-year period.

On January 19, 2017, Tang Capital Partners, LP purchased 2,459,016 shares of Common Stock through an underwritten public offering at a price of $12.20 per share (the “2017 Offering”).

Tang Capital Partners, LP holds some of its shares in commingled accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the securities reported herein.

Item 4.	Purpose of Transactions

Item 4 of the Statement is hereby amended to add the following:

On January 18, 2017, the Company and Tang Capital Partners, LP executed a waiver (the “Waiver”) pursuant to which Tang Capital Partners, LP waived: (i) the Company’s obligation under the Securities Purchase Agreement, dated April 24, 2011, among the Company, Tang Capital Partners, LP and certain other investors to maintain a sufficient number of authorized shares of the Company’s Common Stock to permit the conversion of Tang Capital Partners, LP’s outstanding principal and interest under the Notes to the Company’s Common Stock; and (ii) its right to convert the Notes for the duration of the Waiver. The Waiver will remain effective until the earliest to occur of: (i) a change in the control of the Company; (ii) the Company’s stockholders approving an increase of the number of authorized shares of the Company’s Common Stock; and (iii) July 18, 2017. If, upon the expiration of the Waiver, Tang Capital Partners, LP seeks to convert part or all of the Notes, and the Company does not have a sufficient number of authorized shares of the Company’s Common Stock to permit the conversion of the portion of the Notes being converted, then the Company will be obligated to make a cash payment to Tang Capital Partners, LP equal to the value of the underlying shares of Common Stock that the Company is unable to deliver on conversion, based on the price of the Company’s Common Stock at such time. The Waiver was granted in connection with the 2017 Offering in order to provide the Company with additional authorized shares of Common Stock.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to such agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	8,332,907 shares, representing 16.2% of the class
	Tang Capital Management, LLC	8,332,907 shares, representing 16.2% of the class
	Kevin C. Tang	8,762,818 shares, representing 17.0% of the class

Tang Capital Partners, LP is the beneficial owner of 8,332,907 shares of Common Stock, including 937,500 shares of Common Stock held by Tang Holdings. Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Partners, LP is the record owner of $4,885,912 principal amount of Notes, which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes, subject to the Waiver discussed in Item 4 above and certain other limitations discussed below.  Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, which is currently set at 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion. Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice. The foregoing limitations (including those contained in the Waiver) remain in effect with respect to such Notes, and, accordingly, no shares are currently issuable upon conversion of such Notes. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such Notes for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and, as such, beneficial ownership is expressly disclaimed and is not reflected herein.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 8,332,907 shares of Common Stock beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 8,762,818 shares of Common Stock, comprising: (i) the 8,332,907 shares beneficially owned by Tang Capital Partners, LP; (ii) 5,732 shares held by the Kevin C. Tang Family Trust, for which Kevin C. Tang serves as trustee; (iii) 4,794 shares owned directly by Kevin C. Tang; (iv) 3,130 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee; (v) 2,685 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee; (vi) 2,147 shares held by Kevin C. Tang’s Individual Retirement Account; (vii) 2,040 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant; (viii) 760 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee; (ix) 106,604 shares issuable upon exercise of options held by Kevin C. Tang that are exercisable within 60 days of this Statement; and (x) 302,019 shares held by the Kevin C. Tang Foundation, Inc.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Kevin C. Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust. Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children. The Kevin C. Tang Foundation, Inc. is a private foundation for which Kevin C. Tang serves as President and Treasurer. Mr. Tang has voting and dispositive power over the shares held by this foundation, which is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 51,467,907 shares of Common Stock outstanding as set forth in the Issuer’s Prospectus Supplement on Form 424B5 that was filed with the SEC on January 19, 2017. The percentages used herein for Kevin C. Tang are based upon 51,574,511 shares of Common Stock outstanding (51,467,907 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 106,604 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	429,911 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	8,332,907 shares
	Tang Capital Management, LLC	8,332,907 shares
	Kevin C. Tang	8,332,907 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	429,911 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	8,332,907 shares
Tang Capital Management, LLC	8,332,907 shares
Kevin C. Tang	8,332,907 shares

(c)           Other than the transactions described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 17 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Waiver, dated as of January 18, 2017, among Tang Capital Partners, LP and Heron Therapeutics, Inc. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on January 24, 2017).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

January 24, 2017

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang